UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment and Departure of Certain Officers and Directors

Change of CFO

On April 29, 2024, Ms. Sophie Ye Tao notified Paranovus Entertainment Technology Limited (the “Company”) of her resignation as the chief financial officer (the “CFO”) of the Company, and as a director of the Board of Directors (the “Board”), effective April 29, 2024. Ms. Sophie Ye Tao has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by the resignation of Ms. Tao, on April 29, 2024, the Nominating Committee (the “Nominating Committee”) of the Board recommended, and the Board appointed Ms. Ling Guo to serve as the CFO of the Company, effective April 29, 2024.

Ms. Ling Guo was the chief operating officer and a director of Weilcok Group Inc (“Weilock”) from February 2021 to April 2024. From June 2017 to February 2021, Ms. Guo was the CEO of Shanghai Welive Business Management Consulting Ltd (“Welive”). From February 2021 to April 2024, she was the CFO and director of Welive. She is experienced in business consulting and management. Ms. Guo obtained her bachelor’s degree in telecommunication engineering from University of Science and Technology, Beijing, in May 2002 and her MBA degree from Baruch College of The City University of New York in May 2009, where she pursued a double major in financial investment and public accounting.

Ms. Guo will receive an annual compensation for her position as the CFO of the Company of $27,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices, and $27,000 worth of Class A ordinary shares of the Company, par value $0.01 each (the “Class A Ordinary Shares”), pro-rated over twelve (12)-month period, payable on December 31 each year. The Class A Ordinary Shares will be issued at a per share price equal to the average of the closing prices during the twenty (20)-trading-day period including and ending on December 31. Ms. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the employment agreement of Ms. Guo is attached hereto as exhibit 10.1.

Change of CEO and Chairperson

On April 29, 2024, Mr. Xuezhu Wang notified the Company of his resignation as the chief executive officer (the “CEO”) and as the chairperson of the Board (the “Chairperson”), effective April 29, 2024. Mr. Wang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacant position of the CEO of the Company, created by the Mr. Wang, on April 29, 2024, the Nominating Committee recommended, and the Board appointed, Ms. Xiaoyue Zhang to serve as the new CEO of the Company and a director of the Board, effective April 29, 2024.

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Ms. Xiaoyue Zhang has extensive experience in management. She was the founder of Zeo Creation LLC and was in charge of its management and operation from January 2019 to April 2024. From July 2019 to December 2023, she was the assistant to the chairman of PX Global Advisors, LLC, where she was responsible for the project management. From August 2020 to January 2022, Ms. Zhang served as a director at Hudson Capital Inc. (now known as Freight Technologies, Inc.). From March 2022 to December 2023, she was the vice president of NY Swap Holding Ltd., where she focused on office management. Ms. Zhang obtained her bachelor’s degree in business Japanese from Zhengzhou University in 2011, and her master’s degree in marketing from Pace University in 2016.

Ms. Zhang will receive an annual compensation for her position as the CEO of the Company of $150,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices, and $150,000 worth of Class A Ordinary Shares of the Company, pro-rated over twelve (12)-month period, payable on December 31 each year. The Class A Ordinary Shares will be issued at a per share price equal to the average of the closing prices during the twenty (20)-trading-day period including and ending on December 31. Ms. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the employment agreement and the director offer letter of Ms. Zhang is attached hereto as exhibit 10.2 and 10.3.

To fill the vacancy resulting from Mr. Wang’s resignation, on April 29, 2024, the Nominating Committee recommended, and the Board appointed, Ms. Minzhu Xu to serve as the Chairperson of the Company, effective April 29, 2024. Ms. Xu is the sole shareholder of Happy Group Inc., which holds all the Class B ordinary shares, par value $0.01 each, of the Company, representing approximately 63.5% of the total voting power of the Company.

Ms. Xu has extensive experience in advertising, marketing and public relations. She has been a retail investor since November 2022, researching and analyzing market trends and economic indicators to secure investment opportunities to realize financial growth.  From April 2018 to October 2022, Ms. Xu was the private equity partner of Hanfor Capital Management Ltd., where she was responsible for identifying and assessing potential investment opportunities. From November 2011 to March 2018, she was the PR director at Fleishman Hillard PR Agency, where she designed annual public relations and communication plan, developed business overview, and controlled the overall progress of projects. From October 2007 to October 2012, she was the PR director at Ogilby and Mather, where she led proposals for new clients’ brand promotions, integrated and managed resources to analyze project objective. Ms. Xu obtained her bachelor’s degree in history from Nanjing Normal University in 2003. Ms. Xu obtained her master’s degree in communication from Peking University in September 2007.

Ms. Xu will receive $0 compensation for her position as the Chairperson of the Board. Ms. Xu does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the director offer letter of Ms. Xu is attached hereto as exhibit 10.4.

Exhibits

Exhibit No.	Description
10.1	Employment Agreement, by and between Ms. Ling Guo and the Company
10.2	Employment Agreement, by and between Ms. Xiaoyue Zhang and the Company
10.3	Director Offer Letter, by and between Ms. Xiaoyue Zhang and the Company
10.4	Director Offer Letter, 2024, by and between Ms. Minzhu Xu and the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: May 3, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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